                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

(Check one)

X    Form 10-K and Form 10-KSB      __ Form 11-K
-

__  Form 20-F     __ Form 10-Q and Form 10-QSB     __ Form N-SAR

For period ended                September 27, 2003
                __________________________________________________________

__    Transition Report on Form 10-K and Form 10-KSB
__    Transition Report on Form 20-F
__    Transition Report on Form 11-K
__    Transition Report on Form 10-Q and Form 10-QSB
__    Transition Report on Form N-SAR

For the transition period ended __________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

      Nothing in this form shall be construed to  imply  that the Commission has verified any  information  contained herein.

      If the  notification  relates to a portion  of the filing  checked  above, identify  the item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant         Tropical Sportswear Int'l Corporation

Former name if applicable       Not Applicable

Address of principal executive office

                      (Street and Number)            4902 West Waters Avenue
                      City, State and Zip Code       Tampa, FL 33634-1302

                                     PART II
                             RULE 12b-25(b) AND (c)

      If  the  subject report could  not  be filed without  unreasonable  effort or  expense  and the  registrant seeks  relief  pursuant to Rule 12b-25(b),  the following should be completed.  (Check appropriate box.)

      __  (a)  The reasons described in  reasonable  detail  in Part III of this form  could  not be  eliminated without unreasonable effort or expense:

      X   (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the  15th  calendar day following the  prescribed  due date; or the subject quarterly report or transition  report on Form 10-Q,  10-QSB, or portion thereof  will  be  filed  on  or  before  the  fifth  calendar day following the prescribed due date; and

      __   (c)  The  accountant's  statement  or other  exhibit required by Rule
12b-25(c)  has been  attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB,  N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         We are unable to file the Form 10-K for the  year-ended  September  27,
2003,  because  we  are  currently  engaged  in  negotiations  with  our lenders regarding an amendment to our revolving credit facility and real estate loan and these amendments  cannot be  concluded  within the time specified for filing the
Form 10-K.  Although  there  is  no  guarantee  that  these  amendments  will be consummated,  we  plan  to  file the Form 10-K as soon as practicable and expect that it will be filed on or before the 15th day following December 29, 2003,  as prescribed in Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

      (1)  Name  and telephone number  of  person  to contact in  regard to this notification.

             Michael Kagan                      (813)249-4900
                (Name)                   (Area Code) (Telephone Number)

      (2)  Have all other periodic  reports  required  under Section 13 or 15(d)
or the Securities  Exchange Act of 1934 or Section 30 of the  Investment Company
Act of 1940 during the preceding  12 months or for such shorter period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                      X   Yes       No
                                                     -----     -----

      (3)  Is  it  anticipated  that  any  significant  change  in   results  of
operations  from  the  corresponding  period  for the  last  fiscal year will be reflected  by the  earnings  statements to be included in the subject  report or portion thereof?
                                                      X   Yes        No
                                                     -----      -----

              If so:    attach an explanation  of the anticipated  change,  both
narratively  and  quantitatively,  and,  if  appropriate, state the reason why a reasonable estimate of the results cannot be made.

              We estimate a net loss for  the year ended  September  27, 2003 of approximately  $130  million for fiscal 2003,  compared with net income  of $2.3 million for fiscal 2002.  Inasmuch as the audit of our financial statements have not been completed, any estimate of losses incurred is subject to adjustment.

                      Tropical Sportswear Int'l Corporation
                   (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date: December 29, 2003                            By    /s/ Michael Kagan
                                                               Michael Kagan
                                                               CEO